EXHIBIT 4.1

Terms of Oral Loan Agreements With the Company

As detailed in Item I of the Company’s Registration Statement on Form 10, as of June 30, 2018, all funding has been provided by unrelated third parties resident in China on an oral loan basis. At June 30, 2018, the aggregate amount of such loans was $16,878. To date, these advances are not the subject of any written agreements, however, if not repaid in the short term, the Company may enter into formal loan agreements with respect to these obligations in the future.

The specific terms of these oral loan advances which are understood between the parties are as follows:

1.	These loans are non-interest bearing and are due on demand.
2.	The Parties anticipate that these advances will be repaid (or converted to equity at the option of the Creditors) once the Company raises at least US$100,000 of new equity funding.
3.	The funds will only be used for legal and accounting services incurred in connection with the Company becoming a US reporting company.
4.	At the request of the Creditors, the Company will enter into formal written loan agreements which will incorporate the terms of the oral agreement and supersede it.